CERTIFICATE PURSUANT TO NRS 78.209 OF AMENDMENT OF

ARTICLES OF INCORPORATION

INOVA TECHNOLOGY, INC.

I, the undersigned, Adam Radly, President of Inova Technology, do hereby certify:

The amendment set forth below to the Company’s Articles of Incorporation was duly adopted in accordance with the provisions of the Nevada Revised Statutes section 78.207 by unanimous vote of the Board of Directors of Inova Technology, Inc. at a meeting duly convened, held on the 30th of October, 2010 and shall be effective upon filing.

Article Fourth is amended to read as follows:

The total authorized Capital Stock of the Corporation is One- hundred fifty million (150,000,000) Common shares with a par value of one hundreth of a cent (.001) per share.

In witness whereof, Inova Technology, Inc. has caused this Certificate to be signed and attested by its duly authorized officers, this 1st day of November, 2010.

By:

Adam Radly
President